Registration File No. 811-8727

SECURITIES AND EXCHANGE COMMISSION
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Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF AMENDMENT OF REGISTRATION
FILED PURSUANT TO SECTION 8(A)
OF THE INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SunAmerica Senior Floating Rate Fund, Inc.

Address of Principal
Business Office:	Harborside Financial Center
3200 Plaza Five
Jersey City, NJ 07311-4992

Telephone Number:	201-324-6300

Name and Address of Agent
for Service of Process:	Gregory N. Bressler, Secretary
SunAmerica Senior Floating Rate Fund, Inc.
3200 Plaza Five
Jersey City, NJ 07311-4992

Copy to:

Margery K. Neale, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this amendment to its Form N-8A:

Yes [X]             No [ ]

Explanatory Note:

The registrant is filing this amendment to its notification of registration on the occasion of its conversion from a closed-end to an open-end investment company and the effectiveness of its registration statement on Form N-1A as an open-end investment company. The file number of its N-1A registration statement is 333-134226.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amendment to its notification of registration to be duly signed on its behalf in the City of Jersey City and the State of New Jersey on the 29th day of September, 2006.

SUNAMERICA SENIOR FLOATING RATE FUND, INC. By: /s/ Vincent Marra ------------------------------- Vincent Marra President

Attest:	/s/ Gregory N. Bressler
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Gregory N. Bressler
Secretary